EXHIBIT 3.2

AMENDMENT

TO THE BYLAWS OF

NATIONAL HEALTH REALTY, INC.

On March 22, 2007, the Board of Directors of National Health Realty, Inc., (the “Corporation”) adopted a resolution that authorized the following amendment to the Corporation’s bylaws:

Section 1.2 of ARTICLE I is to be deleted in its entirety and replaced by the following:

1.2  ANNUAL MEETING.  An annual meeting of the Stockholders for the election of Directors and the transaction of such other business as properly may be brought before the meeting shall be held on either the third Wednesday in September of each year or at such other date falling on or before the 30th day thereafter as shall be set by the Board of Directors.  If the date fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.  If no annual meeting is held on the date designated, a special meeting in lieu thereof may be held, and such special meeting shall have for purposes of these Bylaws, or otherwise, all the force and effect of an annual meeting.  Any and all references hereinafter in these Bylaws to any annual meeting(s) shall be deemed to refer also to any special meeting(s), in lieu thereof.  Failure to hold an annual meeting shall not invalidate the Corporation’s existence or affect any otherwise valid act of the Corporation.

The forgoing is certified as an amendment to the Bylaws of the Corporation, adopted by unanimous consent of the Board of Directors and effective as of March 22, 2007.

Dated:

March 23, 2007

_/s/_John K. Lines_____________

John K. Lines

Secretary